Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                 June 3, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9438
               FT Equity Allocation ETF Model Portfolio, 3Q '21
                                 (the "Trust")
                      CIK No. 1853843 File No. 333-256189
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. PLEASE CONFIRM THAT APPROPRIATE DISCLOSURE WILL BE ADDED TO THE TRUST'S PROSPECTUS IF, BASED ON THE TRUST'S FINAL PORTFOLIO, THE TRUST CONTAINS ANY INDIVIDUAL ETFS THAT COMPRISE 20% OR MORE OF ITS PORTFOLIO.

      Response: The Trust confirms that appropriate disclosure will be added to the Trust's prospectus if the Trust's final portfolio contains any individual ETFs that comprise 20% or more of its portfolio.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ___________________________
                                               Daniel J. Fallon